UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of Feb 2025
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

4Q24
GRUPO BANCOLOMBIA (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER OF 2024.

•Net income attributable to shareholders of the parent company in 4Q24 was COP 1.7 trillion, representing a 10.8% increase compared to the previous quarter. The annualized return on equity (ROE) of Grupo Bancolombia was 15.7% for the quarter and 15.8% for the last 12 months.

•Gross loans amounted to COP 279 trillion, growing by 3.7% compared to the previous quarter. All segments recorded growth, with commercial and mortgage loans contributing the most.

•30-day past due loan ratio was 4.78% and the 90-day past due loan ratio was 3.37%. Total provisions charges for 4Q24 decreased by 41.5% compared to 3Q24, totaling COP 930 billion, representing a quarterly annualized cost of credit of 1.35%. This decrease was mainly due to lower expenses associated with reduced deterioration in all segments, along with a release from macroeconomic variables.

•Shareholders’ equity attributable to the owners of the parent company stood at COP 43.5 trillion as of December 31, 2024, reflecting a 6.5% increase from the previous quarter, this increase is attributed to retained earnings and the currency depreciation during the quarter. Basic solvency ratio was 11.89%, and the total solvency ratio for Grupo Bancolombia was 13.75% for 4Q24, adequately complying with the minimum regulatory requirements.

•In reference to its digital strategy, Grupo Bancolombia maintained a positive trend in line with results during the last year. As of December 2024, Bancolombia has 9.0 million active digital clients on the APP Personas (active over a period of three months), as well as 27.8 million accounts on its financial inclusion platforms (6.4 million users on Bancolombia a la Mano and 21.4 million on NEQUI).
February 19, 2025. Medellin, Colombia – Today, GROUP BANCOLOMBIA announced its earnings results for the fourth quarter of 20241.
_____________________________________________________
1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended June 30, 2024, is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.
BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA or “The Bank” means Bancolombia S.A: together with its affiliates, unless otherwise specified.
Representative Market Rate, January 1, 2024, $4,409.15= US$ 1

1

4Q24
BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	4Q23	3Q24	4Q24	4Q24 / 3Q24	4Q24 / 4Q23
ASSETS
Net Loans	237,728,544	253,050,237	263,274,170	4.04%	10.75%
Investments	25,674,195	35,837,645	37,570,270	4.83%	46.33%
Other assets	79,526,070	64,545,415	71,370,942	10.57%	-10.25%
Total assets	342,928,809	353,433,297	372,215,382	5.31%	8.54%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	247,941,180	259,758,641	279,059,401	7.43%	12.55%
Other liabilities	55,937,900	51,760,150	48,571,706	-6.16%	-13.17%
Total liabilities	303,879,080	311,518,791	327,631,107	5.17%	7.82%
Non-controlling interest	960,217	1,015,070	1,041,807	2.63%	8.50%
Shareholders' equity	38,089,512	40,899,436	43,542,468	6.46%	14.32%
Total liabilities and shareholders' equity	342,928,809	353,433,297	372,215,382	5.31%	8.54%

Interest income	9,484,710	8,855,118	8,648,234	-2.34%	-8.82%
Interest expense	(4,249,597)	(3,702,518)	(3,625,428)	-2.08%	-14.69%
Net interest income	5,235,113	5,152,600	5,022,806	-2.52%	-4.06%
Net provisions	(1,724,239)	(1,588,836)	(929,750)	-41.48%	-46.08%
Fees and income from service, net	1,026,068	1,038,344	1,083,856	4.38%	5.63%
Other operating income	937,484	762,313	909,259	19.28%	-3.01%
Total Dividends received and equity method	(91,014)	92,001	153,340	66.67%	-268.48%
Total operating expense	(3,457,059)	(3,346,745)	(3,796,239)	13.43%	9.81%
Profit before tax	1,926,353	2,109,677	2,443,272	15.81%	26.83%
Income tax	(474,414)	(590,192)	(743,941)	26.05%	56.81%
Net income before non-controlling interest	1,451,939	1,519,485	1,699,331	11.84%	17.04%
Non-controlling interest	(4,032)	(18,291)	(36,027)	96.97%	793.53%
Net income	1,447,907	1,501,194	1,663,304	10.80%	14.88%

2

4Q24

	Quarter			As of
PRINCIPAL RATIOS	4Q23	3Q24	4Q24	4Q23	4Q24
PROFITABILITY
Net interest margin (1) from continuing operations	7.28%	6.83%	6.41%	6.99%	6.85%
Return on average total assets (2) from continuing operations	1.70%	1.71%	1.82%	1.78%	1.79%
Return on average shareholders´ equity (3)	15.24%	15.01%	15.68%	16.14%	15.77%
EFFICIENCY					—
Operating expenses to net operating income	48.64%	47.68%	52.95%	45.33%	48.96%
Operating expenses to average total assets	4.06%	3.85%	4.16%	3.77%	3.90%
Operating expenses to productive assets	4.81%	4.47%	4.84%	4.44%	4.55%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.11%	11.57%	11.70%	11.11%	11.70%
Technical capital to risk weighted assets	13.40%	14.35%	13.75%	13.40%	13.75%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.58	1.49	1.57	6.66	5.91
Net income per share $COP from continuing operations	1,521	1,576	1,745	6,420	6,576
P/BV ADS (4)	0.74	0.84	0.83	0.74	0.83
P/BV Local (5) (6)	0.84	0.85	0.83	0.84	0.83
P/E (7) from continuing operations	5.22	5.77	5.44	4.94	5.78
ADR price	30.77	34.22	34.22	30.77	34.22
Common share price (8)	33,200	36,240	37,600	33,200	37,600
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,822.05	4,178.30	4,409.15	3,822.05	4,409.15
(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

3

4Q24
1.BALANCE SHEET
1.1.Assets

As of December 31, 2024, Grupo Bancolombia’s assets amounted to COP 372,215 billion, increasing by 5.3% from 3Q24, mainly due to growth in the commercial and mortgage loan portfolio, and an increase in REPOS driven by the quarter's liquidity.

The Colombian peso depreciated by 5.5% against the US dollar in the fourth quarter of 2024 and by 15.4% over the last 12 months. The average exchange rate was 2.3% higher in 4Q24 compared to 3Q24, and 5.9% lower over the last 12 months.
1.2.Loan Portfolio
The following table shows the composition of Bancolombia loans on a consolidated basis by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 4409.15 COP)	4Q24	4Q24 / 3Q24	4Q24	4Q24 / 3Q24	4Q24	4Q24 / 3Q24	4Q24	4Q24 / 3Q24
Commercial loans	122,469,629	3.23%	58,044,790	4.74%	13,164,621	-0.75%	180,514,419	3.71%
Consumer loans	36,381,192	-0.40%	19,493,880	6.57%	4,421,233	0.99%	55,875,072	1.93%
Mortgage loans	24,920,679	5.85%	16,820,922	5.15%	3,815,003	-0.36%	41,741,601	5.57%
Small business loans	661,841	21.88%	690,369	9.44%	156,576	3.71%	1,352,209	15.19%
Interests paid in advance	(24,347)	6.44%	(5,046)	492.89%	(1,144)	461.85%	(29,393)	23.89%
Gross loans	184,408,994	2.89%	95,044,914	5.21%	21,556,290	-0.30%	279,453,908	3.67%

In 4Q24, the gross loan portfolio grew by 3.7% compared to 3Q24 (1.8% growth excluding the exchange rate effect) and increased by 10% compared to 4Q23. Over the last 12 months, the loan portfolio in Colombia grew by 4.5%, while the loan portfolio in U.S. dollars (expressed in USD) grew 22.6%.

Banco Agricola in El Salvador, Banistmo in Panama, and Bam in Guatemala accounted for 26.6% of the total gross loan portfolio balance for 4Q24. Meanwhile, the loan portfolio denominated in currencies other than the Colombian peso, generated by Central American operations, Bancolombia Panama's offshore operation, Puerto Rico, and the USD-denominated portfolio in Colombia, represented 34.0% of the total portfolio and grew by 5.2% (expressed in USD) during the quarter.

Allowances for loan losses decreased by 2.1% during the quarter, totaling COP 16,180 billion, equivalent to 5.8% of the gross loan portfolio at the end of the quarter.

Quarterly, Bancolombia S.A. recorded a 3.1% growth in the gross loan portfolio, Banco Agromercantil 1.4% (measured in USD), and Banco Agricola 0.9% (measured in USD). In contrast, Banistmo saw a decline of 3.8% (measured in USD). The main driver of the total portfolio growth was the commercial portfolio in Colombia, thanks to the special credit lines program designed to stimulate demand. Additionally, the mortgage portfolio grew by 5.6% in the quarter, continuing its positive trend throughout the year, bolstered by the implementation of the interest rate reduction program for housing in Colombia.

The consumer loan portfolio experienced a 1.9% growth in the quarter (0.1% growth when excluding the exchange rate effect), driven by positive dynamics in disbursements of personal loan products and credit cards at Banco Agricola, as well as credit cards at BAM. Banistmo continued with a contraction trend similar to that observed throughout the year. Although Bancolombia showed growth in originations, it closed the quarter with a lower portfolio balance due to prepayments made by customers, motivated by higher liquidity in the last quarter of the year.
For a more detailed explanation regarding coverage and portfolio quality, see section 2.4. Asset quality, provision charges, and balance sheet strength.

4

4Q24
The following table summarizes Grupo Bancolombia's total portfolio

LOAN PORTFOLIO (COP million)	4Q23	3Q24	4Q24	4Q24 / 3Q24	4Q24 / 4Q23	% of total loans
Commercial	161,937,971	174,062,016	180,514,419	3.71%	11.47%	64.60%
Consumer	54,640,628	54,816,798	55,875,072	1.93%	2.26%	19.99%
Mortgage	36,250,408	39,539,529	41,741,601	5.57%	15.15%	14.94%
Microcredit	1,145,360	1,173,887	1,352,209	15.19%	18.06%	0.48%
Interests received in advance	(22,720)	(23,726)	(29,393)	23.89%	29.37%	-0.01%
Total loan portfolio	253,951,647	269,568,504	279,453,908	3.67%	10.04%	100.00%
Allowance for loan losses	(16,223,103)	(16,518,267)	(16,179,738)	-2.05%	-0.27%	0.00
Total loans, net	237,728,544	253,050,237	263,274,170	4.04%	10.75%	0.00
1.3.Investment Portfolio

As of December 31, 2024, Grupo Bancolombia’s investment portfolio amounted to COP 37,570 billion, representing an increase of 4.8% compared to 3Q24 and 46.3% compared to 4Q23. Positions in active liquidity operations increased due to a higher surplus of liquid assets relative to the previous quarter. At the end of 4Q24, the debt securities investment portfolio had a duration of 17.0 months and a yield to maturity of 9.86%.
1.4.Goodwill and intangibles

As of December 31, 2024, Grupo Bancolombia's intangibles and goodwill totaled COP 9,768 billion, representing an increase of 5.4% compared to 3Q24. This increase is mainly due to the depreciation of the peso against the dollar and the restatement of balances from foreign subsidiaries.
1.5.Funding

As of December 31, 2024, Grupo Bancolombia's liabilities totaled COP 327,631 billion, reflecting a 5.2% increase compared to 3Q24 and a 7.8% increase compared to 4Q23.

Customer deposits amounted to COP 279,059 billion (85.2% of liabilities) at the end of 4Q24, showing a 7.4% increase from 3Q24, mainly driven by the growth in savings accounts, particularly in the retail customers and business clients due to higher liquidity in the last month of the year. The net loan-to-deposit ratio was 94.3% at the end of 4Q24, which decreased from the 97.4% recorded in 3Q24 due to the higher quarterly growth of deposits compared to the loan portfolio.

In the funding mix, sight deposits remain as the primary source of funding, represented in both savings and checking accounts, which increased during the quarter due to the seasonal phenomenon of higher liquidity in the last quarter of the year. On the other hand, although time deposits showed a higher balance in the quarter due to the strong performance of the online time deposit product, their share in the funding mix decreased due to the greater growth of savings accounts. Debt securities issued decreased by 21.6% compared to the previous quarter due to the repurchase of the subordinated bond 2029 in December. Loans with banks increased due to the devaluation of the Colombian peso against the dollar and the growth of the book in Colombia and Bancolombia Panama.

5

4Q24

Funding mix COP Million	4Q23		3Q24		4Q24
Checking accounts	34,993,066	13%	34,598,670	12%	38,033,696	12%
Saving accounts	108,971,334	39%	111,838,420	38%	124,636,994	40%
Time deposits	98,686,516	35%	108,606,359	37%	109,760,722	36%
Other deposits (Includes Repos)	5,760,559	2%	7,562,138	3%	7,688,461	2%
Long term debt	14,663,576	5%	14,388,708	5%	11,275,216	4%
Loans with banks	16,254,747	6%	13,660,431	5%	16,406,025	5%
Total Funds	279,329,798	100%	290,654,726	100%	307,801,114	100%
1.6.Shareholders’ Equity and Regulatory Capital

Shareholders' equity attributable to the owners of the parent company at the end of 4Q24 was COP 43,542 billion, increasing by 6.5% compared to 3Q24 and by 14.3% compared to 4Q23. This increase is due to the accumulated earnings during the quarter and the restatement of foreign subsidiaries balances.

The total solvency ratio of Grupo Bancolombia under Basel III was 13.75% in 4Q24, standing 225 basis points above the minimum level required by the Colombian regulator, while the core equity ratio (Tier I) to risk-weighted assets was 11.89%, standing 339 basis points above the regulatory minimum level (required to comply with the new capital requirements in the fourth year of Basel III implementation). The decrease in solvency levels during the quarter is mainly due to the repurchase of subordinated bonds 2029 in December. On the other hand, the increase in core equity is mainly due to retained earnings for the period. The tangible equity ratio, defined as the ratio of equity minus goodwill and intangible assets to tangible assets, was 9.09% at the end of 4Q24.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS Consolidated (COP millions)	4Q23%		3Q24%		4Q24%
Basic capital (Tier I)	30,785,197	11.42%	32,868,658	11.58%	35,057,283	11.89%
Additional capital (Tier II)	5,338,147	1.98%	7,896,406	2.78%	5,485,765	1.86%
Technical capital (1)	36,112,657		40,751,587		40,529,249
Risk weighted assets including market and operational risk (2)	269,591,211		283,955,135		294,794,366
CAPITAL ADEQUACY (3)		13.40%		14.35%		13.75%
_____________________________
(1)Technical capital is the sum of basic and additional capital, minus deductions ($13,478 MM for 3Q24 and $13,798 MM for 4Q24).
(2)Operational risk applies to 4Q23, 3Q24 and 4Q24 after the adoption of Basel III regulation.
(3)Capital adequacy is technical capital divided by risk-weighted assets.
2.INCOME STATEMENT

Net income attributable to equity holders of the parent company’s totaled COP 1,663 billion in 4Q24, or COP 1,744.63 per share (USD $1.57 per ADR). This represents an increase of 10.8% compared to 3Q24, primarily due to lower loan provisions. Grupo Bancolombia's annualized ROE was 15.7% for 4Q24 and 15.8% for the last 12 months.
2.1.Net Interest Income

Net interest income for 4Q24 was COP 5,023 billion, a decrease of 2.5% compared to 3Q24. The decrease in the balance is mainly due to the decline interest income, resulting from lower interest rates applicable to new originations and the portfolio tied to variable rates, partially offset by the lower interest expense. Income from debt instruments and financial valuation totaled COP 751 billion, a decline of 1.7% in the quarter, mainly due to lower valuation of debt securities.

6

4Q24
Net Interest Margin

The annualized net interest margin for investments was 3.63%, representing a decrease of 94 basis points compared to 3Q24. This reduction is due to the lower valuation of debt securities resulting from the increase in public debt rates. The group's quarterly annualized net interest margin also decreased by 42 basis points, from 6.83% to 6.41%.

The quarterly annualized loan portfolio margin was 6.85%, 31 basis points lower than 3Q24 and 82 basis points lower compared to 4Q23. The decrease in portfolio yield was partially offset by a reduction in interest expense, in a context of slight growth in the banking book and lower interest rates.

Annualized Interest Margin	4Q23	3Q24	4Q24
Loans' Interest margin	7.7%	7.2%	6.8%
Debt investments' margin	4.5%	4.6%	3.6%
Net interest margin (1)	7.3%	6.8%	6.4%
(1) Net interest margin and valuation income on financial instruments.

Savings accounts grew by 11.4% and checking accounts by 9.9% compared to 3Q24. The annualized weighted average cost of deposits was 4.46% in 4Q24, a decrease of 24 basis points compared to 3Q24.

During the fourth quarter, the Colombia’s Central Bank continued its expansionary monetary policy, cutting the interest rate by 75 basis points. This reduced Grupo Bancolombia’s funding costs but also negatively impacted interest income due to lower origination rates and the repricing of the existing portfolio linked to floating rates. .

Average weighted funding cost	4Q23	3Q24	4Q24
Checking accounts	0.28%	0.31%	0.31%
Saving accounts	3.39%	2.54%	2.44%
Time deposits	10.02%	8.46%	8.12%
Total deposits	5.66%	4.70%	4.46%
Long term debt	8.45%	8.32%	9.02%
Loans with banks	6.23%	4.74%	4.72%
Total funding cost	5.80%	4.85%	4.62%
2.2.Fees and Income from Services

Net income from commissions and other services for 4Q24 was COP 1,084 billion, increasing by 4.4% compared to 3Q24 and by 5.6% compared to 4Q23.

On a quarterly basis, Bancassurance revenues showed the highest growth due to improved portfolio origination dynamics in consumer segment, mainly in Colombia, and the reclassification of some other related items. Secondly, the performance of debit and credit card commissions, along with affiliated establishments, stood out, driven by the higher transactional volume in the last months of the year.

The increase in fee expenses for the quarter is attributed to data processing in banking services and higher royalties to credit-debit card franchises due to the increased transactional volume.
2.3.Other Operating Income

Other operating income amounted to COP 909 billion in 4Q24, representing a 19.3% increase compared to 3Q24. This growth is primarily attributed to the valuation of investment properties of Bancolombia and Fondo Inmobiliario Colombia (FIC). Operating lease income was COP 476 billion in 4Q24, driven by vehicle leases and subleases at Bancolombia and Renting Colombia, with increases of 6.4% compared to 3Q24 and 1.3% compared to 4Q23.

7

4Q24
2.4.Dividends received, and share of profits

Total dividends and other net income from equity investments in 4Q24 amounted to COP 153 billion. This increase is mainly due to higher income from financial instruments in Bancolombia, FCP Pactia Inmobiliario, and FCP Fondo Inmobiliario Colombia, as well as returns received from P.A. Viva Malls. .
2.5.Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 13,002 billion at the end of 4Q24, representing 4.78% of the total gross portfolio, whereas 90-day past-due totaled COP 9,164 billion, representing 3.37%. The 30-day past due loan ratio decreased following the trend of the previous quarter, and the 90-day past due loan ratio reversed the negative trend of the year and dropped by 7 basis points this quarter. This result is explained by the lower deterioration in all portfolio segments, more notably in consumer and mortgage portfolio.

The coverage, measured by the ratio of allowances for loan losses (principal) to past-due loans (30 days overdue), was 112.39% at the end of 4Q24, increasing from 112.13% in 3Q24. Loan deterioration (new past-due loans including write-offs) during 4Q24 was COP 1,419 billion. The lower value compared to 3Q24 is mainly due to better performance in the retail segment in Colombia and El Salvador.

Provision charges (after recoveries) totaled COP 929 billion in 4Q24, showing a decrease of 41.5% compared to 3Q24, primarily due to lower provision expense across all portfolios, especially in Colombia and El Salvador, updated macroeconomic projections in all countries, and lower provisioning for significant clients.

Provisions as a percentage of the average gross portfolio, quarterly annualized, was 1.35% for 4Q24 and 2.05% for the last 12 months. Grupo Bancolombia maintains a balanced position supported by an adequate level of past-due loan reserves. Loan loss provisions (for the principal) totaled COP 14,614 billion, or 5.4% of the gross portfolio at the end of 4Q24, decreasing compared to 3Q24.
The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	4Q23	3Q24	4Q24
Total 30-day past due loans	12,357,192	13,290,446	13,002,448
Allowance for loan losses (1)	14,833,191	14,902,967	14,614,084
Past due loans to total loans	5.01%	5.06%	4.78%
Allowances to past due loans	120.04%	112.13%	112.39%
Allowance for loan losses as a percentage of total loans	6.02%	5.68%	5.37%
________________________
(1)Allowances are reserves for the principal of loans.

	% Of loan Portfolio	30 days
PDL Per Category		4Q23	3Q24	4Q24
Commercial loans	64.6%	3.26%	3.57%	3.45%
Consumer loans	20.0%	8.76%	7.65%	7.27%
Mortgage loans	14.9%	6.95%	7.86%	7.03%
Microcredit	0.5%	10.44%	9.58%	7.29%
PDL TOTAL		5.01%	5.06%	4.78%

8

4Q24

	% Of loan Portfolio	90 days
PDL Per Category		4Q23	3Q24	4Q24
Commercial loans	64.6%	2.80%	3.03%	3.03%
Consumer loans	20.0%	4.83%	4.49%	4.24%
Mortgage loans*	14.9%	2.93%	3.69%	3.59%
Microcredit	0.5%	6.57%	6.16%	4.74%
PDL TOTAL		3.28%	3.44%	3.37%
________________________
*Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

	3Q24			4Q24			4Q24 / 3Q24
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	234,584,472	2,495,843	1.1%	245,272,297	2,174,979	0.9%	4.6%	(12.9)%
Stage 2	17,567,474	2,870,777	16.3%	16,670,291	2,673,761	16.0%	(5.1)%	(6.9)%
Stage 3	17,416,558	11,151,647	64.0%	17,511,320	11,330,998	64.7%	0.5%	1.6%
Total	269,568,504	16,518,267	6.1%	279,453,908	16,179,738	5.8%	3.7%	(2.0)%
Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).
Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).
Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).
2.6.Operating Expenses

During the fourth quarter of 2024, operating expenses reached COP 3,796 billion, representing a 13.4% increase compared to 3Q24 and a 9.8% increase compared to 4Q23.

Efficiency was 53.0% in 4Q24 and 49.0% over the last 12 months. Personnel expenses (salaries, employee benefits, and bonuses) amounted to COP 1,533 billion in 4Q24, representing an 8.6% increase compared to 3Q24, mainly explained by increased bonus provisions due to better annual results, and a 14.5% increase compared to 4Q23, primarily due to the annual salary adjustments made differently across each geography.

On the other hand, general expenses increased by 16.9% in the quarter and 6.8% compared to 4Q23. The quarterly increase is mainly due to higher technological expenses for cloud consumption, licenses for Nequi, and cybersecurity, as well as higher technological fees associated with projects. Annually, the increase is primarily attributed to business transformation, cloud migration, and operational risk.

As of December 31, 2024, Grupo Bancolombia had 34,114 employees, 844 branches, 6,113 ATMs, 34,786 banking agents, and more than 33 million customers.
2.7.Taxes

Grupo Bancolombia income tax for 4Q24 was COP 744 billion, resulting in an effective rate of 27.7%. This reflects the impact of exempt income from the mortgage portfolio for social housing and investments in productive fixed assets in Colombia. Additionally, tax considerations in Guatemala, El Salvador, and Panama related to exempt income from yields on securities issued by those governments. Lastly, the profits of foreign subsidiaries with lower tax rates compared to Colombia also contributed to a reduced tax burden.

9

4Q24
3.BREAK DOWN OF OPERATIONS
The following tables summarize the financial statements of our operations in each country.
BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

During the fourth quarter of 2024, Bancolombia S.A. loan portfolio experienced a 3.6% increase, achieving a 5.5% growth over the last 12 months. The largest increase was recorded in the commercial loan portfolio, primarily driven by the special credit lines program designed to boost demand. The mortgage loan portfolio maintained positive momentum with a 5.9% increase in the quarter, resulting from rates reduction strategies. In contrast, the balance of the consumer loan portfolio decreased during the quarter as prepayments exceeded origination volumes, reflecting higher liquidity in December from retail customers. In the funding structure, there was an increase in sight deposits, highlighting the growth of savings accounts in the SME and retail segments. Time deposits decreased due to a reduction in treasury time deposits, although this trend was partially offset by continued growth in online time deposits.

Bancolombia S.A. net income for 4Q24 was COP 1.6 trillion, representing a 1.7% decrease compared to 3Q24. This reduction is attributed to lower interest income from the commercial loan portfolio and lower interest rates on time deposits. However, operating expenses grew by 12.8%, mainly due to higher fees and bonus provisions. The net interest margin for the quarter was 7.2%, while the quarterly annualized ROE reached 15.0%.

Throughout 2024, Bancolombia achieved a net income of COP 6,439 billion, increasing by 7.1% compared to 2023. The ROE increased from 15.7% to 16.2% during this period. The growth in commercial and mortgage loan portfolios stands out, thanks to rate reduction strategies. On the other hand, the consumer loan portfolio continued its downward trend, closing the year with a lower balance due to a more conservative origination policy. The funding structure showed an increase in sight and time deposits, coupled with a reduction in bonds and loans with financial institutions, aligned with the funding cost reduction strategy. In the income statement, net interest income increased, due to a higher decrease in interest expenses relative to lower interest rates. the investments portfolio generated exceptional results thanks to higher liquidity during the year. The decrease in provisions, attributed to the better performance of the retail segment and the release of models due to macroeconomic factors, significantly contributed to the annual net income increase, along with controlled growth in operating expenses.

10

4Q24

BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	4Q23	3Q24	4Q24	4Q24 / 3Q24	4Q24 / 4Q23
ASSETS
Gross loans	183,293,823	186,319,894	192,022,058	3.06%	4.76%
Allowances for loans	(13,050,569)	(12,999,288)	(12,397,521)	-4.63%	-5.00%
Investments	38,504,813	49,288,500	50,347,881	2.15%	30.76%
Other assets	44,105,490	31,618,352	35,283,396	11.59%	-20.00%
Total assets	252,853,558	254,227,458	265,255,815	4.34%	4.90%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	170,230,642	172,270,646	185,801,073	7.85%	9.15%
Other liabilities	44,565,610	40,522,552	35,327,458	-12.82%	-20.73%
Total liabilities	214,796,252	212,793,198	221,128,531	3.92%	2.95%
Shareholders’ equity	38,057,305	41,434,260	44,127,284	6.50%	15.95%
Total liabilities and shareholders’ equity	252,853,558	254,227,458	265,255,815	4.34%	4.90%

Interest income	7,673,654	6,914,785	6,623,151	-4.22%	-13.69%
Interest expense	(3,573,823)	(2,980,951)	(2,803,349)	-5.96%	-21.56%
Net interest income	4,099,831	3,933,834	3,819,802	-2.90%	-6.83%
Net provisions	(1,475,745)	(1,161,248)	(657,865)	-43.35%	-55.42%
Fees and income from service, net	691,929	675,864	728,745	7.82%	5.32%
Other operating income	914,344	913,318	949,962	4.01%	3.90%
Total operating expense	(2,342,916)	(2,283,281)	(2,557,954)	12.03%	9.18%
Profit before tax	1,887,444	2,078,488	2,282,690	9.82%	20.94%
Income tax	(442,136)	(447,642)	(680,196)	51.95%	53.84%
Net income	1,445,308	1,630,845	1,602,495	-1.74%	10.88%

11

4Q24
BANISTMO- PANAMA

Banistmo's loan portfolio closed the quarter with a decrease of 3.8% (measured in USD). all loan portfolios decreased, commercial loans saw the largest contraction due to prepayments by companies and government-related entities at year-end. Deposits increased by 2.4%, mainly due to time deposits in the business segment. Sight deposits grew by 1.2% due to an increase in checking accounts, offsetting the decline in savings accounts.

Banistmo's net income for 4Q24 was a profit of COP 2.4 billion, a quarterly decrease of 94.0%. Net interest income declined, primarily driven by lower investment income due to the start of the FED's rate-cut cycle. Interest expenses remained stable. Provisions decreased due to model updates, partially offset by higher provisions in the commercial and consumer portfolios. Operating expenses increased due to the impairment of foreclosed assets, while labor expenses fell due to lower severance payments and bonuses. The net interest margin was 3.0% and the annualized quarterly ROE was 0.2%.

In 2024, Banistmo's net income was COP 215.6 billion, a decline compared to 2023. ROE dropped from 9.8% in 2023 to 4.5% in 2024. The portfolio decreased across all segments, especially consumer, while deposits grew slightly due to time deposits. The decrease in net income during the year was explained mainly by higher provision charges, and, to a lesser extent to a lower net interest income following an increase in interest expenses.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	4Q23	3Q24	4Q24	4Q24 / 3Q24	4Q24 / 4Q23
ASSETS
Gross loans	30,704,582	34,079,743	34,589,230	1.49%	12.65%
Allowances for loans	(1,579,573)	(1,746,549)	(1,909,025)	9.30%	20.86%
Investments	5,572,981	6,323,824	6,828,832	7.99%	22.53%
Other assets	6,039,740	4,506,482	6,452,984	43.19%	6.84%
Total assets	40,737,731	43,163,499	45,962,022	6.48%	12.82%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	27,492,013	29,954,144	32,382,044	8.11%	17.79%
Other liabilities	8,820,972	8,131,380	8,748,118	7.58%	-0.83%
Total liabilities	36,312,985	38,085,523	41,130,162	7.99%	13.27%
Shareholders’ equity	4,424,745	5,077,976	4,831,860	-4.85%	9.20%
Total liabilities and shareholders’ equity	40,737,731	43,163,499	45,962,022	6.48%	12.82%

Interest income	673,700	697,122	690,404	-0.96%	2.48%
Interest expense	(325,263)	(349,415)	(370,631)	6.07%	13.95%
Net interest income	348,437	347,707	319,772	-8.03%	-8.23%
Net provisions	(49,860)	(139,758)	(122,583)	-12.29%	145.85%
Fees and income from service, net	75,688	68,459	54,362	-20.59%	-28.18%
Other operating income	10,251	13,865	30,811	122.23%	200.57%
Total operating expense	(291,290)	(243,565)	(295,589)	21.36%	1.48%
Profit before tax	93,225	46,708	(13,226)	-128.32%	-114.19%
Income tax	(25,118)	(6,506)	15,625	-340.16%	-162.21%
Net income	68,107	40,201	2,399	-94.03%	-96.48%

12

4Q24
BANAGRICOLA- EL SALVADOR

Banco Agricola’s loan portfolio closed the quarter with a 0.9% increase (measured in USD), with notable growth in the consumer portfolio, particularly in personal loans. To a lesser extent, there was an increase in the commercial portfolio, mainly in the corporate segment. Deposits grew during the quarter, driven by sight deposits, particularly savings accounts in the retail segment, and to a lesser extent, current accounts in the corporate segment. Additionally, time deposits showed a quarterly increase, mainly in the corporate segment.

The net result for Banco Agricola in 4Q24 was a profit of COP 141.6 billion, representing a 9.0% increase compared to 3Q24. There was an increase in net interest income generation due to higher investment income and lower interest expenses, primarily derived from the decrease in loans with financial institutions. Net fees increased due to a higher transactional volume in the quarter. Net provisions decreased mainly due to the release of credit card receivables provisions. Operating expenses increased due to payments for the renewal of software maintenance contracts and increased bonus provision. The net interest margin for Banco Agricola in the fourth quarter of 2024 was 7.2% and the quarterly annualized ROE was 21.4%.

For the full year 2024, Banco Agricola’s net profit was COP 486.3 billion, decreasing by 3.7% compared to the profit generated in 2023, going from an ROE of 20.3% in 2023 to 20.5% in 2024. In the balance sheet, consumer loans presented a remarkable growth, 10.2% year-over-year. Deposits increased in both sight deposits and time deposits. In the income statement, there was an increase in net interest income due to higher loan interest income, coupled with lower interest expenses. The increase in provisions is tied to the growth in the consumer loan portfolio. The decrease in net income is basically due to a lower average exchange rate in 2024 of COP against USD, given that in dollars net income grew.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	4Q23	3Q24	4Q24	4Q24 / 3Q24	4Q24 / 4Q23
ASSETS
Gross loans	15,373,156	17,582,842	18,712,218	6.42%	21.72%
Allowances for loans	(552,236)	(584,390)	(598,710)	2.45%	8.42%
Investments	2,710,012	3,196,865	4,015,690	25.61%	48.18%
Other assets	4,077,655	4,334,743	4,511,185	4.07%	10.63%
Total assets	21,608,586	24,530,060	26,640,383	8.60%	23.29%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	16,134,466	18,811,454	21,185,538	12.62%	31.31%
Other liabilities	3,085,902	3,222,516	2,673,452	-17.04%	-13.37%
Total liabilities	19,220,368	22,033,970	23,858,990	8.28%	24.13%
Non-controlling interest	23,049	22,093	23,303	5.48%	1.10%
Stockholders’ equity attributable to the owners of the parent company	2,365,169	2,473,997	2,758,090	11.48%	16.61%
Total liabilities and shareholders’ equity	21,608,586	24,530,060	26,640,383	8.60%	23.29%

Interest income	432,924	475,342	506,531	6.56%	17.00%
Interest expense	(131,569)	(115,421)	(118,549)	2.71%	-9.90%
Net interest income	301,355	359,921	387,981	7.80%	28.75%
Net provisions	12,608	(54,068)	(51,618)	-4.53%	-509.41%
Fees and income from service, net	79,003	75,256	82,917	10.18%	4.95%
Other operating income	41,479	8,222	10,482	27.49%	-74.73%
Total operating expense	(242,536)	(220,609)	(254,250)	15.25%	4.83%
Profit before tax	191,909	168,722	175,512	4.02%	-8.54%
Income tax	(44,198)	(36,412)	(31,235)	-14.22%	-29.33%
Net income before non-controlling interest	147,711	132,310	144,277	9.04%	-2.32%
Non-controlling interest	(2,556)	(2,520)	(2,750)	9.15%	7.62%
Net income	145,156	129,790	141,527	9.04%	-2.50%

13

4Q24
GRUPO AGROMERCANTIL HOLDING – GUATEMALA

BAM's loan portfolio closed 4Q24 growing 1.3% (measured in USD). This increase is attributed to the higher balances in commercial, consumer, and mortgage portfolios, with the consumer segment showing the highest growth, especially in credit card products. In the funding structure, there was an increase in sight and time deposits, with the latter showing the greatest increment.

BAM's net result for 4Q24 was a profit of COP 10.8 billion. Net interest income increased during the quarter due to higher growth in loan interest income, which exceeded the increase in interest expenses caused by the growth in time deposits. Regarding provisions, there was a higher expense in the retail segment, partially offset by a release due to the calibration of risk models. Operating expenses increased mainly due to higher depreciation of foreclosed assets and increases in salaries. BAM's net interest margin for the fourth quarter of 2024 was 4.8%, and the quarterly annualized ROE was 1.9%.

For the full year 2024, BAM's net profit was COP 165.6 billion, representing a 133.1% increase compared to the profit generated in 2023, rising from an ROE of 3.3% in 2023 to 8.1% in 2024. It is worth noting in the balance sheet, an increase in the loan portfolio across all segments, with commercial and consumer showing the highest growth. Deposits also increased in both sight and time deposits, with savings accounts increasing the most. In the income statement, the decrease in net interest income was due to higher interest expenses, mainly caused by the increase in volume and rate of time deposits. The decrease in provision expenses was primarily due to the release of provisions associated with specific corporate segment clients, which explains part of the profit growth, partially offsetting a slight decrease in fees and an 11.2% increase in operating expenses.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	4Q23	3Q24	4Q24	4Q24 / 3Q24	4Q24 / 4Q23
ASSETS
Gross loans	16,958,954	19,746,155	21,125,637	6.99%	24.57%
Allowances for loans	(887,518)	(912,829)	(995,338)	9.04%	12.15%
Investments	1,604,091	2,276,623	2,476,756	8.79%	54.40%
Other assets	3,701,678	4,344,549	4,610,963	6.13%	24.56%
Total assets	21,377,205	25,454,498	27,218,017	6.93%	27.32%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	15,570,121	18,033,877	19,596,065	8.66%	25.86%
Other liabilities	3,898,954	5,249,310	5,307,585	1.11%	36.13%
Total liabilities	19,469,076	23,283,187	24,903,649	6.96%	27.91%
Non-controlling interest	22,401	23,282	23,293	0.05%	3.98%
Stockholders’ equity attributable to the owners of the parent company	1,885,728	2,148,029	2,291,075	6.66%	21.50%
Total liabilities and shareholders’ equity	21,377,205	25,454,498	27,218,017	6.93%	27.32%

Interest income	453,857	496,803	536,966	8.08%	18.31%
Interest expense	(203,252)	(230,763)	(259,944)	12.65%	27.89%
Net interest income	250,606	266,040	277,021	4.13%	10.54%
Net provisions	(169,741)	(75,957)	(129,227)	70.13%	-23.87%
Fees and income from service, net	35,752	35,346	32,273	-8.69%	-9.73%
Other operating income	25,668	13,784	61,383	345.32%	139.15%
Total operating expense	(163,678)	(175,383)	(219,149)	24.95%	33.89%
Profit before tax	(21,394)	63,830	22,303	-65.06%	-204.24%
Income tax	14,734	(12,623)	(11,516)	-8.77%	-178.16%
Net income before non-controlling interest	(6,661)	51,207	10,786	-78.94%	-261.94%

14

4Q24

Non-controlling interest	(1,206)	(1,959)	(27)	-98.63%	-97.77%
Net income	(7,867)	49,248	10,759	-78.15%	-236.77%

15

4Q24
4.BANCOLOMBIA Company Description (NYSE: CIB, BVC: BCOLOMBIA Y PFBCOLOM)
GROUP BANCOLOMBIA is a full-service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 33 million customers. GROUP BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), International banking and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(601) 4885371
E-mail:	IR@bancolombia.com.co
Contacts:	Catalina Tobón Rivera (IR Director)
Website:	https://www.grupobancolombia.com/investor-relations

16

4Q24

CONSOLIDATED BALANCE SHEET				Change			% of Liabilities
(COP million)	4Q23	3Q24	4Q24	4Q24 / 3Q24	4Q24 / 4Q23	% of Assets
ASSETS
Cash and balances at central bank	27,974,984	22,778,795	24,881,536	9.23%	-11.06%	6.68%
Interbank borrowings	3,983,699	2,298,108	2,239,615	-2.55%	-43.78%	0.60%
Reverse repurchase agreements and other similar secured lend	7,840,926	1,298,602	5,722,948	340.70%	-27.01%	1.54%
Financial assets investment	25,674,195	35,837,645	37,570,270	4.83%	46.33%	10.09%
Derivative financial instruments	6,252,270	2,464,399	2,938,142	19.22%	-53.01%	0.79%
Loans and advances to customers	253,951,647	269,568,504	279,453,908	3.67%	10.04%	75.08%
Allowance for loan and lease losses	(16,223,103)	(16,518,267)	(16,179,738)	-2.05%	-0.27%	-4.35%
Investment in associates and joint ventures	2,997,603	2,920,853	2,928,984	0.28%	-2.29%	0.79%
Goodwill and Intangible assets, net	8,489,697	9,271,404	9,767,903	5.36%	15.06%	2.62%
Premises and equipment, net	6,522,534	5,870,602	5,906,064	0.60%	-9.45%	1.59%
Investment property	4,709,911	5,467,963	5,580,109	2.05%	18.48%	1.50%
Right of use assets	1,634,045	1,676,615	1,757,206	4.81%	7.54%	0.47%
Prepayments	713,505	871,958	907,620	4.09%	27.21%	0.24%
Tax receivables	1,386,967	2,536,230	1,943,780	-23.36%	40.15%	0.52%
Deferred tax	685,612	729,232	763,757	4.73%	11.40%	0.21%
Assets held for sale and inventories	906,753	945,484	1,106,399	17.02%	22.02%	0.30%
Other assets	5,427,564	5,415,170	4,926,879	-9.02%	-9.22%	1.32%
Total assets	342,928,809	353,433,297	372,215,382	5.31%	8.54%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	247,941,180	259,758,641	279,059,401	7.43%	12.55%	74.97%	85.17%
Interbank Deposits	606,141	725,285	716,493	-1.21%	18.21%	0.19%	0.22%
Derivative financial instrument	6,710,364	2,537,577	2,679,643	5.60%	-60.07%	0.72%	0.82%
Borrowings from other financial institutions	15,648,606	12,935,146	15,689,532	21.29%	0.26%	4.22%	4.79%
Debt securities in issue	14,663,576	14,388,708	11,275,216	-21.64%	-23.11%	3.03%	3.44%
Lease liability	1,773,610	1,829,899	1,889,364	3.25%	6.53%	0.51%	0.58%
Preferred shares	584,204	569,477	584,204	2.59%	0.00%	0.16%	0.18%
Repurchase agreements and other similar secured borrowing	470,295	2,846,946	1,060,472	-62.75%	125.49%	0.28%	0.32%
Current tax	164,339	1,109,561	156,162	-85.93%	-4.98%	0.04%	0.05%
Deferred tax	1,785,230	2,215,517	2,578,504	16.38%	44.44%	0.69%	0.79%
Employees benefit plans	882,954	907,574	951,555	4.85%	7.77%	0.26%	0.29%
Other liabilities	12,648,581	11,694,460	10,990,561	-6.02%	-13.11%	2.95%	3.35%
Total liabilities	303,879,080	311,518,791	327,631,107	5.17%	7.82%	88.02%	100.00%
SHAREHOLDERS’ EQUITY				%	%	%

17

4Q24

Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.13%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.31%
Appropriated reserves	20,044,769	22,634,127	22,575,837	-0.26%	12.63%	6.07%
Retained earnings	8,632,214	7,279,088	8,983,057	23.41%	4.06%	2.41%
Accumulated other comprehensive income, net of tax	4,074,161	5,647,853	6,645,206	17.66%	63.11%	1.79%
Stockholders’ equity attributable to the owners of the parent company	38,089,512	40,899,436	43,542,468	6.46%	14.32%	11.70%
Non-controlling interest	960,217	1,015,070	1,041,807	2.63%	8.50%	0.28%
Total liabilities and equity	342,928,809	353,433,297	372,215,382	5.31%	8.54%	100.00%

18

4Q24

INCOME STATEMENT	As of		Growth Dic-24 / Dic-23				Change
(COP million)	Dic-23	Dic-24		4Q23	3Q24	4Q24	4Q24 / 3Q24	4Q24 / 4Q23
Interest income and expenses
Interest on loans and financial leases
Commercial	17,277,481	16,550,290	-4.21%	4,402,429	4,171,772	4,020,316	-3.63%	-8.68%
Consumer	10,062,092	8,502,467	-15.50%	2,391,073	2,064,678	2,097,577	1.59%	-12.27%
Small business loans	169,301	210,822	24.52%	41,141	49,187	56,652	15.18%	37.70%
Mortgage	3,852,725	3,790,158	-1.62%	900,282	887,935	869,766	-2.05%	-3.39%
Financial leases	3,879,188	3,559,814	-8.23%	994,678	869,870	817,815	-5.98%	-17.78%
Total interest income on loans and financial leases	35,240,787	32,613,551	-7.46%	8,729,603	8,043,442	7,862,126	-2.25%	-9.94%
Interest income on overnight and market funds	197,307	208,491	5.67%	51,403	47,462	34,611	-27.08%	-32.67%
Interest and valuation on financial instruments
Interest on debt instruments using the effective interest method	1,029,377	965,935	-6.16%	263,663	236,410	231,613	-2.03%	-12.16%
Valuation on financial instruments
Debt investments	628,082	1,367,980	117.80%	403,140	562,625	222,255	-60.50%	-44.87%
Derivatives	(157,818)	154,130	-197.66%	(95,244)	(82,730)	249,134	-401.14%	-361.57%
Repos	137,014	237,321	73.21%	123,646	31,985	46,152	44.29%	-62.67%
Others	(28,590)	(3,187)	-88.85%	8,499	15,924	2,343	-85.29%	-72.43%
Total valuation on financial instruments	578,688	1,756,244	203.49%	440,041	527,804	519,884	-1.50%	18.14%
Total Interest on debt instruments and valuation on financial instruments	1,608,065	2,722,179	69.28%	703,704	764,214	751,497	-1.66%	6.79%
Total interest and valuation on financial instruments	37,046,159	35,544,221	-4.05%	9,484,710	8,855,118	8,648,234	-2.34%	-8.82%
Interest expense
Borrowings from other financial institutions	(1,658,996)	(1,349,913)	-18.63%	(428,254)	(307,744)	(307,818)	0.02%	-28.12%
Overnight funds	(30,540)	(22,306)	-26.96%	(4,421)	(6,099)	(6,195)	1.57%	40.13%
Debt securities in issue	(1,426,615)	(1,202,112)	-15.74%	(321,611)	(317,223)	(289,370)	-8.78%	-10.02%
Deposits	(13,323,516)	(12,215,673)	-8.31%	(3,436,784)	(3,014,675)	(2,965,477)	-1.63%	-13.71%
Preferred shares	(57,701)	(57,701)	0.00%	(14,727)	(14,325)	(14,726)	2.80%	-0.01%
Lease liabilities	(113,815)	(135,546)	19.09%	(28,963)	(33,710)	(33,113)	-1.77%	14.33%
Other interest	(57,112)	(40,660)	-28.81%	(14,837)	(8,742)	(8,729)	-0.15%	-41.17%
Total interest expenses	(16,668,295)	(15,023,911)	-9.87%	(4,249,597)	(3,702,518)	(3,625,428)	-2.08%	-14.69%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	20,377,864	20,520,310	0.70%	5,235,113	5,152,600	5,022,806	-2.52%	-4.06%
Credit impairment charges on loans and advance and financial leases	(8,232,413)	(6,339,920)	-22.99%	(2,005,633)	(1,732,478)	(1,255,404)	-27.54%	-37.41%
Recovery of charged - off loans	770,934	926,268	20.15%	246,992	205,207	326,947	59.33%	32.37%

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4Q24

Credit impairment charges on off balance sheet credit instruments	6,532	(41,934)	-741.98%	19,477	(60,193)	6,355	-110.56%	-67.37%
Credit impairment charges/recovery on investments	(6,639)	3,237	-148.76%	14,925	(1,372)	(7,648)	457.43%	-151.24%
Total credit impairment charges, net	(7,461,586)	(5,452,349)	-26.93%	(1,724,239)	(1,588,836)	(929,750)	-41.48%	-46.08%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments	12,916,278	15,067,961	16.66%	3,510,874	3,563,764	4,093,056	14.85%	16.58%
Fees and commission income								0.00
Banking services	991,563	1,136,777	14.64%	263,843	291,138	307,277	5.54%	16.46%
Credit and debit card fees and commercial establishments	3,070,428	3,285,773	7.01%	827,040	824,875	879,235	6.59%	6.31%
Brokerage	26,708	37,121	38.99%	5,920	6,055	10,380	71.43%	75.34%
Acceptances, Guarantees and Standby Letters of Credit	107,681	109,015	1.24%	27,464	25,879	27,761	7.27%	1.08%
Trust	463,546	571,251	23.24%	118,894	145,276	153,961	5.98%	29.49%
Placement of securities and investment banking	68,821	81,887	18.99%	26,002	21,763	13,055	-40.01%	-49.79%
Bancassurance	997,321	1,025,564	2.83%	285,984	212,532	318,647	49.93%	11.42%
Payments and Collections	965,403	1,039,788	7.71%	253,755	269,529	264,837	-1.74%	4.37%
Others	389,407	401,662	3.15%	90,048	105,732	110,968	4.95%	23.23%
Total fees and commission income	7,080,878	7,688,838	8.59%	1,898,950	1,902,779	2,086,121	9.64%	9.86%
Banking services	(1,525,605)	(1,751,013)	14.77%	(411,746)	(433,088)	(509,707)	17.69%	23.79%
Sales, collections and other services	(855,480)	(894,836)	4.60%	(234,760)	(211,122)	(247,475)	17.22%	5.42%
Correspondent banking	(507,586)	(623,193)	22.78%	(167,167)	(155,757)	(170,988)	9.78%	2.29%
Others	(208,609)	(242,732)	16.36%	(59,209)	(64,468)	(74,095)	14.93%	25.14%
Fees and commission expenses	(3,097,280)	(3,511,774)	13.38%	(872,882)	(864,435)	(1,002,265)	15.94%	14.82%
Total fees and comissions, net	3,983,598	4,177,064	4.86%	1,026,068	1,038,344	1,083,856	4.38%	5.63%
Other operating income
Derivatives FX contracts	338,064	169,735	-49.79%	(13,124)	97,025	10,485	-89.19%	-179.89%
Net foreign exchange	877,000	268,149	-69.42%	221,751	116,559	50,764	-56.45%	-77.11%
Hedging	—	(81)	0.00%	—	—	(81)	0.00%	0.00%
Leases	1,771,016	1,827,163	3.17%	471,023	448,199	476,933	6.41%	1.25%
Gains (or losses) on sale of assets	170,910	103,481	-39.45%	38,122	28,645	41,841	46.07%	9.76%
Other reversals	39,388	42,530	7.98%	12,647	9,535	14,542	52.51%	14.98%
Others	783,272	631,008	-19.44%	207,065	62,350	314,775	404.85%	52.02%
Total other operating income	3,979,650	3,041,985	-23.56%	937,484	762,313	909,259	19.28%	-3.01%
Dividends received, and share of profits of equity method investees
Dividends	127,427	140,634	10.36%	49,104	34,928	71,839	105.68%	46.30%
Equity investments	22,944	42,194	83.90%	33,155	2,475	47,902	1835.43%	44.48%
Equity method	113,115	222,572	96.77%	(65,098)	54,598	34,662	-36.51%	-153.25%
Others	(53,301)	(300,827)	464.39%	(108,175)	—	(1,063)	0.00%	-99.02%

20

4Q24

Total dividends received, and share of profits of equity method investees	210,185	104,573	-50.25%	(91,014)	92,001	153,340	66.67%	-268.48%
Total operating income, net	21,089,711	22,391,583	6.17%	5,383,412	5,456,422	6,239,511	14.35%	15.90%
Operating expenses
Salaries and employee benefits	(4,409,942)	(4,754,323)	7.81%	(1,089,590)	(1,180,036)	(1,198,269)	1.55%	9.97%
Bonuses	(940,292)	(873,739)	-7.08%	(249,401)	(231,512)	(334,898)	44.66%	34.28%
Other administrative and general expenses	(5,033,944)	(5,445,212)	8.17%	(1,442,624)	(1,320,342)	(1,632,105)	23.61%	13.13%
Taxes other than income tax	(1,433,148)	(1,442,511)	0.65%	(339,472)	(344,293)	(317,392)	-7.81%	-6.50%
Impairment, depreciation and amortization	(1,124,859)	(1,117,881)	-0.62%	(335,972)	(270,562)	(313,575)	15.90%	-6.67%
Total operating expenses	(12,942,185)	(13,633,666)	5.34%	(3,457,059)	(3,346,745)	(3,796,239)	13.43%	9.81%
Profit before tax	8,147,526	8,757,917	7.49%	1,926,353	2,109,677	2,443,272	15.81%	26.83%
Income tax	(1,932,555)	(2,392,336)	23.79%	(474,414)	(590,192)	(743,941)	26.05%	56.81%
Net income	6,214,971	6,365,581	2.42%	1,451,939	1,519,485	1,699,331	11.84%	17.04%
Non-controlling interest	(98,035)	(97,837)	-0.20%	(4,032)	(18,291)	(36,027)	96.97%	793.53%
Net income attributable to equity holders of the Parent Company	6,116,936	6,267,744	2.47%	1,447,907	1,501,194	1,663,304	10.80%	14.88%

21

4Q24
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: Feb 19, 2025	By:	/s/ MAURICIO BOTERO WOLFF
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

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